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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 13E-4/A
                                AMENDMENT NO. 9

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                             HARCOURT GENERAL, INC.
                  (Name Of Issuer and Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title Of Class of Securities)

                                   41163G101
                     (CUSIP Number Of Class Of Securities)

                              ERIC P. GELLER, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                                 (617) 232-8200
  (Name, Address and Telephone Number of Person Authorized To Receive Notices
          and Communications On Behalf Of The Person Filing Statement)
                            ------------------------

                                   COPIES TO:

                            Robert L. Friedman, Esq.
                              John G. Finley, Esq.
                           SIMPSON THACHER & BARTLETT
                              425 Lexington Avenue
                         New York, New York 10017-3954
                                 (212) 455-2000
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                                 MARCH 15, 1995
     (Date Tender Offer First Published, Sent Or Given To Security Holders)

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                           CALCULATION OF FILING FEE
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
Transaction Valuation.......................................................  $207,500,000*
Amount of Filing Fee........................................................  $      41,500

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* Based upon purchase of 5,000,000 shares at $41.50 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $41,500              Filing Party:  HARCOURT GENERAL, INC.
Form Or Registration No.:  SCHEDULE 13E-4       Date Filed:    MARCH 15, 1995

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     This Amendment No. 9 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 originally filed on March 15, 1995 (the "Statement") relating to the tender offer by Harcourt General, Inc., a Delaware corporation (the "Company"), to purchase up to 5,000,000 shares of its Common Stock, par value $1.00 per share (the "Shares" or the "Common Stock"), at a price, net to the seller in cash, not greater than $41.50 nor less than $36.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4. Capitalized terms not defined herein have the respective meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     On March 30, 1995, Jeffrey R. Lurie, a member of the Smith Family Group, sold 5,000 Shares at $40.00, 2,500 Shares at $39 5/8 and 7,500 Shares at
$39 1/2. Shares sold by Mr. Lurie were converted from an equivalent number of shares of Class B Stock, and all such transactions were effected on the NYSE.





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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HARCOURT GENERAL, INC.

                                          By: /s/ ERIC P. GELLER, ESQ.
                                            ------------------------------------
                                              Eric P. Geller, Esq.
                                              Senior Vice President,
                                                General Counsel and
                                                Secretary

Dated: March 31, 1995